APPLIED CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2015

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Applied Capital, LLC (the "Company") is an Indiana Limited Liability Company which organized in June of 2012 and was approved to begin operations as a broker-dealer in January of 2014. The Company is an independent registered broker-dealer and subject to regulation by the Securities and Exchange Commission, the Financial Industry Regulatory Authority and various states. The Company provides financial advisory services mainly to private companies related to merger and acquisitions and private placements.

The Company is a wholly-owned subsidiary of FNEX, LLC ("Parent" or "Member").

Income Taxes: The Company has elected to be a Limited Liability Company taxed as a partnership under Internal Revenue Code regulations. Therefore, the income or losses of the Company flow through to and are taxable to its Parent, and no liability for income taxes is reflected in the accompanying financial statements.

The Company has adopted the provisions of FASB ASC 740-10, Accounting for Uncertainty in Income Taxes. Under this provision, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

The Company's sole member is subject to income tax examination for year 2012 and subsequent years. If applicable, the Company would recognize penalties and interest related to uncertain tax positions in income tax expense.

Estimates: The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates in determining assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Cash and Cash Equivalents: The Company considers deposits with maturities of ninety days or less to be cash and cash equivalents.

The Company maintains its cash and cash equivalents in a high credit quality bank. Balances at times may exceed federally insured limits.

Accounts Receivables and Credit Policies: Accounts receivables, which represents unsecured customer obligations due under normal trade terms generally, requires payment within 30 days. Interest is not charged for receivables unpaid after the expiration of normal terms. Customer account balances with invoices over 90 days old are considered to be delinquent. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amount that will not be collected. Management individually reviews all accounts receivable balances that exceed 90 days from invoice date and, based on an assessment of the customer's current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Additionally the creditworthiness of the Company's other customers is considered to estimate a general allowance, if any, covering the remaining accounts receivable.

Revenue recognition: Securities transactions and fees are recorded on the trade date as transactions occur. Investment banking revenue includes fees earned from providing merger and acquisition, private placement and other advisory services to clients. Revenue is recognized when earned, which generally occurs as services are performed or upon consummation of a transaction.

Date of Management's Review: Subsequent events were evaluated through February 9, 2016, which is the date the financial statements were available to be issued.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is an introducing broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3 1), which requires the Company to maintain "net capital" of 6 2/3 percent of "aggregate indebtedness" or $5,000, whichever is greater, as these terms are defined. In addition, the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1.

Net capital and aggregate indebtedness change daily. As of December 31, 2015, the Company had net capital and net capital requirements of $63,688 and $5,000, respectively. The net capital rule may effectively restrict the withdrawal of member's equity.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company had a sublease agreement with its affiliate and a technology services agreement with its member which terminated on June 30, 2015. The expenses under these agreements amounted to approximately $3,250 for the year ended December 31, 2015. The Company entered into an expense sharing agreement with FNEX, LLC, the parent company, to whom it pays certain general and administrative expenses. The Company's share of expenses is calculated based on estimated usage.

Allocated expenses under the agreement amounted to $100,513 for the year ended December 31, 2015. As of December 31, 2015, the balance from the parent, which is included in prepaid expenses on the statement of financial condition totaled $318.

NOTE 4 – CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2015.